UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/ RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

GOLD FIELDS LIMITED

(Name of Subject Company)

GOLD FIELDS LIMITED

(Name of Person(s) Filing Statement)

Ordinary Shares of nominal value Rand 0.50 each

American Depositary Shares, each representing one Ordinary Share
(Title of Class of Securities)

ZAE000018123 (Ordinary Shares)

38059T106 (American Depositary Shares)
(CUSIP Number of Class of Securities)

Cain Farell

24 St. Andrews Road
Parktown, 2193
South Africa
011-27-11-644-2400
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications
On Behalf of the Person(s) Filing Statement)

Copy to:

Jennifer M. Schneck

Linklaters
One Silk Street
London EC2Y 8HQ
England
011-44-20-7456-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.     SUBJECT COMPANY INFORMATION

      The name of the subject company is Gold Fields Limited, a company organized under the laws of South Africa (the “Company” or “Gold Fields”). The principal executive office of the Company is located at 24 St. Andrews Road, Parktown, 2193, South Africa. The telephone number of its principal executive office is 011-27-11-644-2400.

      The title of the class of the equity securities to which this Solicitation/ Recommendation Statement on Schedule 14D-9, together with the exhibits hereto (this “Schedule 14D-9”), relates is ordinary shares, nominal value Rand 0.50 per share, of Gold Fields (the “Gold Fields Ordinary Shares”), which are in the form of shares or American Depositary Shares (“Gold Fields ADSs”, and together with the Gold Fields Ordinary Shares, the “Gold Fields Shares”). Each Gold Fields ADS is evidenced by a Gold Fields American Depositary Receipt (a “Gold Fields ADR”) and represents one Gold Fields Ordinary Share.

      As of October 29, 2004, there were 491,831,765 Gold Fields Ordinary Shares outstanding, of which 112,862,287 (approximately 22.95% of Gold Fields’ issued and outstanding share capital) were represented by Gold Fields ADSs. In addition to the issued and outstanding share capital, as of October 29, 2004, Gold Fields had 22,791,830 Gold Fields Ordinary Shares reserved for issuance under its equity compensation plans, of which 9,658,623 Gold Fields Ordinary Shares are issuable upon or otherwise deliverable in connection with the exercise of outstanding options issued pursuant to such plans.

ITEM 2.     IDENTITY AND BACKGROUND OF FILING PERSON

      The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9 and is also the subject company, are set forth in Item 1 above and are incorporated herein by this reference.

      This Schedule 14D-9 relates to the partial tender offer (the “Offer”) for 34.9% of the Gold Fields Shares by Harmony Gold Mining Company Limited, a company organized under the laws of South Africa (the “Offeror” or “Harmony”). The Offer is described in a Tender Offer Statement on Schedule TO, together with the exhibits thereto (as amended or supplemented from time to time, the “Schedule TO”), initially filed by Harmony with the Securities and Exchange Commission (the “SEC”) on October 22, 2004. The Offer is being made pursuant to the terms and conditions set forth in the Prospectus, dated October 21, 2004 (the “Prospectus”) and the related ADS Letter of Transmittal, each of which has been filed as an exhibit to the Schedule TO.

      According to the disclosure set out in the Schedule TO, Harmony has structured the Offer as an exchange offer to holders of Gold Fields Ordinary Shares inside the United States and holders of Gold Fields ADRs wherever located (the “U.S. Offer”) and as an exchange offer to holders of Gold Fields Ordinary Shares inside South Africa and holders of Gold Fields Ordinary Shares outside the United States to the extent such holders may lawfully participate in the Offer (the “International Offer”). The U.S. Offer and the International Offer are collectively referred to herein as an “Early Settlement Offer”. In the Early Settlement Offer, subject to the terms and conditions set out in the Prospectus, Harmony has offered to purchase Gold Fields Ordinary Shares and Gold Fields ADSs, up to 34.9% of the issued and outstanding share capital of Gold Fields, in exchange for 1.275 new Harmony Shares and 1.275 new Harmony ADSs, respectively. Harmony also indicates in the Schedule TO that following the completion of the Early Settlement Offer, it intends to commence a subsequent offer (the “Subsequent Offer”) to purchase the remaining Gold Fields Ordinary Shares and Gold Fields ADSs not tendered or accepted for payment in the Early Settlement Offer in exchange for 1.275 new Harmony Shares and 1.275 new Harmony ADSs, respectively.

      As set forth in the Prospectus, the principal executive office of Harmony is located at Suite No 1, Private Bag X1, Melrose Arch, 2076, South Africa.

      With respect to all information described herein which is set out in the Schedule TO and the Prospectus contained in the Registration Statement on Form F-4 (together with exhibits thereto and as amended or supplemented from time to time) initially filed by Harmony with the SEC on October 21, 2004, and any exhibits thereto, including information regarding Harmony or its affiliates, officers or directors or actions or events with respect to any of them, the Company takes no responsibility for the accuracy or completeness of such information or for any failure by Harmony to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

ITEM 3.     PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Certain Employment, Severance and Other Compensatory Arrangements

Employment agreements of Ian D. Cockerill and Nicholas J. Holland

      Each of Ian D. Cockerill (Executive Director and Chief Executive Officer of Gold Fields) and Nicholas J. Holland (Executive Director and Chief Financial Officer of Gold Fields) has entered into service agreements with subsidiaries of Gold Fields, one agreement (the “Guernsey Contract”) is with Gold Fields Guernsey Limited (“GF Guernsey”) and the other agreement (the “GFL Contract”) is with GFL Mining Services Ltd. (“GFL”). The terms and conditions of employment for each executive director are substantially similar, except where otherwise indicated.

The GFL Contract

      Under the GFL Contract, the employment of Mr. Cockerill and Mr. Holland will continue until terminated upon (i) six months’ notice by either relevant party or the relevant executive director or (ii) retirement of the relevant executive director (currently provided for at age 63). Gold Fields can also terminate the executive director’s employment summarily for any reason recognised by law as justifying such summary termination. If the summary termination is due to the inability of the executive director (as a result of ill health or other cause) to provide his services for a continuous period of three consecutive months in any one year or more, he must also be paid in lieu of his six-month notice period.

      Mr. Cockerill receives a gross annual remuneration package of Rand 3,201,000 and Mr. Holland receives a gross annual remuneration package of Rand 1,985,000.

      The value of the gross annual remuneration package is to be allocated amongst the following benefits: (i) salary; (ii) compulsory retirement fund contribution (with contributions set at 20% of “Pensionable Emoluments”; and “Pensionable Emoluments” being a rate between 50% and 100% of the gross annual remuneration package as elected by the executive director); (iii) voluntary participation in a vehicle scheme; (iv) compulsory medical coverage; and (v) compulsory Group Personal Accident Policy coverage. In addition, it is compulsory for each of Mr. Cockerill and Mr. Holland to contribute 1% of the gross annual remuneration package to the Unemployment Insurance Fund (subject to any legislated contribution maximum at the time).

      In addition, each of Mr. Cockerill and Mr. Holland is entitled, inter alia, to the following benefits under the GFL Contract: (i) participation in the GF Management Incentive Scheme at the discretion of Gold Fields; and (ii) consideration for an annual (financial year) incentive bonus based upon the fulfilment of certain targets set by the Board of Directors.

      The amount and manner of any payment shall be determined by the Compensation Committee appointed by the Board. The annual bonus is set at a target of 50% of the value of the gross annual remuneration package (assuming fulfilment of all targets) with scope to award a lesser bonus if targets are not met, or a greater bonus (up to a further 50% of the gross annual remuneration package) if targets are exceeded.

      The GFL Contract also provides that in the event of the relevant executive director’s employment being terminated solely as a result of a “change of control” (as defined below), and within 12 months of the change of control, such director is entitled to: (i) payment of an amount equal to twice his gross annual remuneration package; (ii) payment of an amount equal to the average of the incentive bonuses paid to the executive director during the previous two completed financial years; (iii) any other payments and/or benefits due under his GFL Contract; (iv) payment of any annual incentive bonus he has earned during the financial year notwithstanding that the financial year is incomplete; and (v) an entitlement, for two years after the date of termination, subject to the relevant rules of the share option scheme then in force, to retain and to exercise all share options allocated to him including those which may not have vested at the date of such termination. The GFL Contract further provides that these payments cover any compensation or damages the executive director may have under any employment legislation. A “change of control” for these purposes includes, but is not limited to, the acquisition by a third party of 30% or more of either the Gold Fields Ordinary Shares or the combined voting power of Gold Fields International.

      In the event of the consummation of an acquisition, merger, consolidation, scheme of arrangement or other re-organisation, whether or not there is a change of control, if the executive director’s services are terminated the “change of control” provisions summarized above also apply.

      Each of Mr. Cockerill and Mr. Holland has agreed to: (i) not use or divulge any trade secrets without Board consent; (ii) surrender any written or electronic documentation relating to any trade secrets at the Board’s demand (and not keep any copies thereof); (iii) not (for a period of 24 months after his employment terminates) induce, solicit, encourage or procure (or endeavour to do so) any employee to (a) terminate his employment with the Gold Fields Group or (b) become employed by or interested in any competitor of the Gold Fields Group; (iv) not provide any information acquired by him in the course of his association with or employment by Gold Fields, to anyone, if the provision of the information results or may result in any of the Gold Fields Group’s employees becoming employed by or interested in any manner whatsoever (whether directly or indirectly) in any concern; (v) not solicit, interfere with or entice or endeavour to entice away from the Gold Fields Group any person who was an associate, customer or supplier of, or who was accustomed to dealing with, the Gold Fields Group, during the past two years; and (vi) not disclose any information which comes to his knowledge as a result of his employment or the termination thereof (but excluding information from an independent third person), which relates to any business/marketing method or practice, or any business/marketing associates of the Gold Fields Group.

      A general exception to the various restrictions on disclosure of information is that the executive director is entitled to disclose information to such person(s) to whom it is necessary for the purpose of implementing his employment rights and obligations.

The Guernsey Contract

      Each of Mr. Cockerill’s and Mr. Holland’s agreement with GF Guernsey provides for his salary payable under that agreement to be determined in U.S. dollars. The annual salary of Mr. Cockerill is U.S.$194,000 and of Mr. Holland is U.S.$86,750. The notice period under the Guernsey Contract is six months.

      In addition, each of Mr. Cockerill and Mr. Holland is entitled to be considered for an annual incentive bonus payment depending upon the fulfilment of certain targets as agreed between the relevant executive director and the Board. The annual bonus is set at a target of 50% of the value of the annual salary (as provided above) (assuming fulfilment of all targets) with scope to award a lesser bonus if targets are not met, or a greater bonus (up to a further 50% of the annual salary) if targets are exceeded.

      All conditions relating to the employment of Mr. Cockerill and Mr. Holland, other than with respect to remuneration, apply to their employment under the Guernsey Contract. In addition, the Guernsey Contract expressly provides that the “change of control” clause in the GFL Contract also applies on the same terms in respect of remuneration paid under the Guernsey Contract.

Additional information

      Mr. Cockerill also participated in a retention scheme in which he was entitled to a payment in January 2004 based upon the value of his share options and emoluments. The scheme expired in January 2004 and no payment was made in terms of the scheme to Mr. Cockerill.

      Mr. Cockerill’s Guernsey Contract and GFL Contract are filed herewith as Exhibits 99.(e)(1) and 99.(e)(2), respectively, and are incorporated herein by this reference.

      Mr. Holland’s Guernsey Contract and GFL Contract are filed herewith as Exhibits 99.(e)(3) and 99.(e)(4), respectively, and are incorporated herein by this reference.

Employment agreements of John A. Munro, Craig J. Nelsen and Michael J. Prinsloo

      John A. Munro (Executive Vice President of Gold Fields, International Operations), Craig J. Nelsen (Executive Vice President of Gold Fields, Exploration) and Michael J. Prinsloo (Executive Vice President of Gold Fields, South African Operations) have also concluded service contracts with certain subsidiaries of Gold Fields.

      The terms of their respective contracts are substantially similar to the terms of Mr. Cockerill and Mr. Holland under the GFL and Guernsey Contracts detailed above, including change of control provisions, except as set forth in material part below.

John A. Munro

      Mr. Munro has an employment agreement with GFL with a gross annual remuneration package valued at Rand 1,608,849. Mr. Munro has an employment agreement with GF Guernsey pursuant to which his annual salary is U.S.$71,500, and his annual bonus is set at a target of 40% of the value of his annual salary.

      Mr. Munro’s employment agreements with GF Guernsey and GFL are filed herewith as Exhibits 99.(e)(5) and 99.(e)(6), respectively, and are incorporated herein by this reference.

Craig J. Nelsen

      Mr. Nelsen has entered into a service agreement with Gold Fields Exploration, Inc. (the “GFE Contract”). The GFE Contract provides that Gold Fields can terminate his employment summarily or upon notice at any time for cause. If there is a “change in control” of Gold Fields and Mr. Nelsen is terminated “other than for cause” or resigns for “good reason” within 12 months following the change in control, the GFE Contract provides for a payment of twice Mr. Nelsen’s annual salary. Mr. Nelsen’s gross annual remuneration package is valued at U.S.$300,000 and, with respect to allocation among benefits, Mr. Nelsen is entitled to the benefit of contribution into the “Pensionable Emoluments” fund by his employer equivalent to 12% of his annual salary. Mr. Nelsen’s contract does not provide for voluntary participation in a vehicle scheme and his medical coverage is voluntary. Mr. Nelsen is entitled to insurance cover for accidental death or disability in the amount of three times his annual salary. Moreover, in addition to his participation in the GF Management Incentive Plan, Mr. Nelsen’s Contract also entitles him to participate in the Exploration Incentive Plan. The GFE Contract does not require a compulsory contribution of 1% of gross annual remuneration package toward the Unemployment Insurance Fund.

      Mr. Nelsen’s GFE Contract is filed herewith as Exhibit 99.(e)(7) and is incorporated herein by this reference.

Michael J. Prinsloo

      Mr. Prinsloo is party to a service agreement with GFI Mining South Africa (Pty) Limited (“GFI Mining”). Mr. Prinsloo’s gross annual remuneration package is valued at Rand 2,464,000 and his annual bonus is set at a target of 40% of his gross annual remuneration package.

      Mr. Prinsloo’s service agreement is filed herewith as Exhibit 99.(e)(8) and is incorporated herein by this reference.

Compensation for the Fiscal Year Ended June 30, 2004

      During the fiscal year ended June 30, 2004, the aggregate compensation paid or payable to directors and executive officers of Gold Fields as a group was approximately Rand 28.3 million, including all salaries, fees, bonuses and contributions during such period to provide pension, retirement or similar benefits for executive directors and executive officers of Gold Fields, of which Rand 3.2 million was due to pension scheme contributions and life insurance, and Rand 5.8 million was due to bonus and performance related payments.

      The following table presents information regarding the compensation paid to the Board of Directors by Gold Fields for the fiscal year ended June 30, 2004:

					Bonuses and
					performance	Pension
	Board	Committee			related	scheme	One-off
	fees	fees	Salary		payments	contributions	payments(3)	Total

	(in Rand)
Executive Directors
Ian D. Cockerill			3,802,881	(1)	1,500,000	551,061	278,356	6,132,298
Nicholas J. Holland			1,909,507	(1)	800,000	300,291	23,586	3,033,384
Non-executive Directors(2)
Christopher M. T. Thompson	352,000	296,600						648,600
Alan J. Wright	130,000	113,100						243,100
Kofi Ansah	22,750							22,750
Michael J. McMahon	110,500	101,400						211,900
Gordon R. Parker	130,000	83,200						213,200
Patrick J. Ryan	130,000	105,300						235,000
Bernard R. van Rooyen	130,000	83,200						213,200
Tokyo M. G. Sexwale	123,500	79,300						202,800
Chris I. von Christierson	123,500	83,200						206,700
Rupert L. Pennant-Rea	104,000	45,500						149,500
Jakes G. Gerwel	110,500	45,500						156,000

Total	1,466,750	1,036,300	5,712,388		2,300,000	851,352	301,942	11,668,732

Notes:

(1)	Mr. Cockerill’s and Mr. Holland’s employment agreements with GF Guernsey provide for their salaries to be determined in U.S. dollars and their agreements with GFL provide for their salaries to be determined in Rand.

(2)	Bonuses for performance in fiscal year 2003 and paid in fiscal year 2004.

(3)	Payment for leave not taken.

Gold Fields Share Ownership of Directors and Executive Officers

      The following table sets forth, to the knowledge of Gold Fields’ management, the total amount of Gold Fields Shares directly or indirectly owned by the directors and executive officers of Gold Fields as of October 29, 2004:

	Gold Fields Shares(1)	Percentage

Holder
Ian D. Cockerill	62,000	0.01
Nicholas J. Holland	20	0.00
Christopher M. T. Thompson	155,000	0.03
Alan J. Wright	135,690	0.03
Bernard R. van Rooyen	59,276	0.01

Total Directors (13 persons)	411,986	0.08
Total Non-Director Executive Officers (8 persons)	—	—

Total Directors and Executive Officers (21 persons)	411,986	0.08

Note:

(1)	In addition to the Gold Fields Shares beneficially owned by the directors and executive officers set out in the table above, the following directors and executive officers have the ability to acquire Gold Fields Shares underlying share options within 60 days of the date of this document: Ian D. Cockerill (410,700), Nicholas J. Holland (246,300), Christopher M.T. Thompson (213,400), Alan J. Wright (45,000), Michael J. McMahon (41,000), Gordon R. Parker (45,000), Patrick J. Ryan (35,000), Tokyo M.G. Sexwale (22,000), Bernard R. van Rooyen (45,000), Chris I. von Christierson (20,000), Rupert L. Pennant-Rea (15,000), Jakes G. Gerwell (15,000), Adele L. Cleaver (26,333), James W.D. Dowsley (59,600), Craig J. Nelsen (28,600), Michael Prinsloo (123,300), Jan W. Jacobsz (22,850), John A. Munro (52,333), Terence P. Goodlace (22,200) and James T. Nkosi (5,900).

Share Options Held by Directors and Executive Officers

      Share options outstanding as of October 29, 2004, and held by the directors and executive officers of Gold Fields were, to the knowledge of Gold Fields’ management, as follows:

	Options to purchase
	Gold Fields		Option exercise
Name	Ordinary Shares		price	Expiration date

			(in Rand)
Ian D. Cockerill	347,000		20.90	October 1, 2006
	50,000		46.23	December 12, 2008
	91,000		125.37	July 2, 2009
	41,200		84.17	March 17, 2010
	36,700		93.49	August 19, 2010
	37,500	(1)	83.18	March 3, 2011
	37,500	(2)	76.75	October 22, 2011
Nicholas J. Holland	87,000		14.19	June 25, 2005
	125,000		25.67	December 1, 2006
	40,000		46.23	December 12, 2008
	23,000		125.37	July 2, 2009
	17,700		84.17	March 17, 2010
	15,800		93.49	August 19, 2010
	19,000	(1)	83.18	March 3, 2011
	19,000	(2)	76.75	October 22, 2011
Christopher M. T. Thompson	20,000		22.97	October 27, 2005
	260,000		46.23	December 12, 2008
	10,000		110.03	December 12, 2007
	10,000	(1)	88.38	November 27, 2008
Alan J. Wright	25,000		43.70	October 31, 2006
	10,000		110.03	December 12, 2007
	10,000	(1)	88.38	November 27, 2008
Michael J. McMahon	21,000		43.70	October 31, 2006
	10,000		110.03	December 12, 2007
	10,000	(1)	88.38	November 27, 2008
Gordon R. Parker	25,000		43.70	October 31, 2006
	10,000		110.03	December 12, 2007
	10,000	(1)	88.38	November 27, 2008
Patrick J. Ryan	15,000		43.70	October 31, 2006
	10,000		110.03	December 12, 2007
	10,000	(1)	88.38	November 27, 2008
Tokyo M. G. Sexwale	5,000		43.70	October 31, 2006
	7,000		110.03	December 12, 2007
	10,000	(1)	88.38	November 27, 2008
Bernard R. van Rooyen	25,000		43.70	October 31, 2006
	10,000		110.03	December 12, 2007
	10,000	(1)	88.38	November 27, 2008
Chris I. von Christierson	10,000		110.03	December 12, 2007
	10,000	(1)	88.38	November 27, 2008
Rupert L. Pennant-Rea	5,000		110.03	December 12, 2007
	10,000	(1)	88.38	November 27, 2008
Jakes G. Gerwel	5,000		110.03	December 12, 2007
	10,000	(1)	88.38	November 27, 2008
Kofi Ansah	—		—	—

	Options to purchase
	Gold Fields		Option exercise
Name	Ordinary Shares		price	Expiration date

	(in Rand)
Adele L. Cleaver	5,333		25.67	December 1, 2006
	15,000		21.00	November 23, 2007
	9,000		46.23	December 12, 2008
	2,800		84.17	March 17, 2010
	2,500		93.49	August 19, 2010
	3,600	(1)	83.18	March 3, 2011
	15,000	(2)	65.25	July 2, 2011
James W. D. Dowsley	45,000		25.67	December 1, 2006
	22,000		46.23	December 12, 2008
	7,700		84.17	March 17, 2010
	6,900		93.49	August 19, 2010
	7,500	(1)	83.18	March 3, 2011
	7,500	(2)	76.75	October 22, 2011
Craig J. Nelsen	10,000		19.47	December 1, 2006
	11,000		25.67	December 1, 2006
	22,800		154.65	May 24, 2009
	17,000		84.17	March 17, 2010
	33,200		73.80	March 17, 2010
	15,900		93.49	August 19, 2010
	15,000	(1)	83.18	March 3, 2011
	15,000	(2)	76.75	October 22, 2011
Michael J. Prinsloo	160,000	(1)	46.23	December 12, 2008
	50,000		154.65	May 24, 2009
	13,300	(1)	93.49	August 19, 2010
	15,000	(1)	83.18	March 3, 2011
	15,000	(2)	76.75	October 22, 2011
Jan W. Jacobsz	10,850		14.19	June 25, 2005
	12,000		46.23	November 30, 2008
	11,900		154.65	May 24, 2009
	5,500	(1)	84.17	March 17, 2010
	5,000	(2)	93.49	August 19, 2010
	7,500	(1)	83.18	March 3, 2011
	7,500	(2)	76.75	October 22, 2011
John A. Munro	24,800		14.19	June 25, 2005
	13,333		25.67	December 1, 2006
	12,000		46.23	November 30, 2008
	18,500		92.95	February 27, 2009
	7,500		84.17	March 17, 2010
	34,800	(1)	93.49	August 19, 2010
	15,000		83.18	March 3, 2011
	15,000	(2)	76.75	October 22, 2011
Terence P. Goodlace	11,000		25.67	December 1, 2006
	12,000		46.23	December 12, 2008
	9,500		154.65	May 24, 2009
	6,600		84.17	March 17, 2010
	5,900	(2)	93.49	August 19, 2010
	7,500	(1)	83.18	March 3, 2011
	7,500	(2)	76.75	October 22, 2011

	Options to purchase
	Gold Fields	Option exercise
Name	Ordinary Shares	price	Expiration date

	(in Rand)
James T. Nkosi	17,600	116.85	August 22, 2009
	16,000	119.90	January 1, 2010
	4,900	93.49	August 19, 2010
	7,500 (1)	83.18	March 3, 2011
	7,500 (2)	62.25	July 2, 2011

Total	2,438,116

Notes:

(1)	Issued in fiscal 2004 pursuant to either the GF Management Incentive Scheme or the GF Non-Executive Director Share Plan as part of the compensation paid to directors and officers in fiscal 2004.

(2)	Issued through October 29, 2004, pursuant to either the GF Management Incentive Scheme or the GF Non-Executive Director Share Plan as part of the compensation paid to directors and officers in fiscal 2005.

Share Option Plans for Directors and Executive Officers

GF Management Incentive Scheme

      Gold Fields has a share option scheme available to executive officers and other employees, as determined by the Board of Directors, which has a total of 22,791,830 Gold Fields Ordinary Shares reserved for issuance under the scheme. Options to purchase a total of 9,658,623 Gold Fields Ordinary Shares were outstanding under the scheme as of October 29, 2004, of which options to purchase 987,400 Gold Fields Ordinary Shares at a weighted average price of Rand 49.48 were held by the executive directors of Gold Fields under the scheme. The exercise prices of all outstanding options range between Rand 13.55 and Rand 154.65 per Gold Fields Ordinary Share and they expire between June 17, 2005 and October 22, 2011.

      The amount of Gold Fields Ordinary Shares reserved under the scheme may be changed by the shareholders. The offer price of each Gold Fields Ordinary Share which is the subject of the option is the weighted average of the middle market prices at which the Gold Fields Ordinary Shares traded on the JSE Securities Exchange South Africa (“JSE”) on the trading day immediately preceding the date on which the Board of Directors grants the options.

      Each option may normally only be exercised by a participant on the following bases: (i) after two years have elapsed from the date on which the option was accepted by the participant, in respect of not more than one-third of the Gold Fields Ordinary Shares which are the subject of that option; (ii) after three years have elapsed from the date on which the option was accepted by the participant, in respect of not more than a further one-third (representing two-thirds cumulatively) of the Gold Fields Ordinary Shares which are the subject of that option; and (iii) after four years have elapsed from the date on which the option was accepted by the participant, in respect of all the Gold Fields Ordinary Shares which are the subject of that option, subject to revision by the Board of Directors. For so long as a person continues to work for Gold Fields, options lapse seven years after the date of acceptance of the option by the participant. Options vest as soon as they are exercisable, and employees who leave Gold Fields have one year following their departure to exercise options which have vested. Options which are not yet exercisable are forfeited upon leaving employment, subject to exceptions relating to changes in control of Gold Fields and substantial changes in Gold Fields’ organizational structure. The scheme provides for different methods of exercising options in order to permit participants to take advantage of favorable provisions of South African tax law.

      The share option scheme may be amended from time to time by the Board of Directors and the trustees of the scheme in any respect (except in relation to amendments affecting: (i) the eligibility of participants under the scheme; (ii) the formula for calculating the total number of Gold Fields Ordinary Shares which may be issued under the scheme; (iii) the maximum number of options which may be acquired by any participant; (iv) the option price formula; and (v) the voting, dividend and transfer rights attaching to options, which may only be amended through approval in a general meeting), provided that no such amendment shall operate to affect the vested right of any participant.

      The GF Management Incentive Scheme and its two amendments are filed herewith as Exhibits 99.(e)(9), 99.(e)(10) and 99.(e)(11) and are incorporated herein by this reference.

GF Non-Executive Director Share Option Plan

      Gold Fields has a share option plan available to non-executive directors of Gold Fields selected by a Non-Executive Directors Remuneration Committee (“Committee”), comprising the Chief Executive Officer and two nominees of significant shareholders of Gold Fields identified as such by the Chairman. No member of the Committee may be a participant in the plan. The plan was adopted at the annual general meeting of shareholders on October 31, 2001. There are a total of 22,791,830 Gold Fields Ordinary Shares reserved for issuance under the plan. The amount of Gold Fields Ordinary Shares reserved under the plan may be changed by the shareholders. Under the plan, the aggregate number of Gold Fields Ordinary Shares acquired by any one participant cannot exceed 0.1% of the issued share capital from time to time without the approval of the shareholders in a general meeting and the JSE. The exercise price of each ordinary share which is the subject of an option is the weighted average price of the Gold Fields Ordinary Shares on the JSE on the day immediately preceding the date on which the Committee resolves to grant the option. Gold Fields expects to issue approximately 10,000 options per director per year under this plan provided the directors attend 75% of the Board meetings.

      Under the plan, all options granted may only be exercised no less than 12 months and no more than five years after the date on which the option was accepted by the participant. If an option holder ceases to hold office for any reason, he will be entitled within 30 days to exercise share options which he was entitled to exercise immediately prior to his ceasing to hold office, failing which the options shall automatically lapse. The Gold Fields Ordinary Shares in respect of which each option is exercised will rank equally with existing issued Gold Fields Ordinary Shares. Gold Fields has undertaken to apply to list any Gold Fields Ordinary Shares received on exercise of options under the plan on the stock exchanges on which Gold Fields Ordinary Shares are listed and quoted. The share option plan may be amended from time to time by the Committee in any respect, except in relation to: (i) the eligibility of participants under the plan; (ii) the formula for calculating the total number of Gold Fields Ordinary Shares which may be acquired pursuant to the plan; (iii) the maximum number of options which may be acquired by any participant; (iv) the price payable by participants; and (v) the voting, dividend and transfer rights attaching to options, which may only be amended through approval by the shareholders in a general meeting and by the JSE.

      Options to purchase a total of 593,000 Gold Fields Ordinary Shares were held by the non-executive directors of Gold Fields under the plan as of October 29, 2004. The offer prices of all outstanding options range between Rand 43.70 and 110.03 per Gold Fields Ordinary Share, and they expire between October 31, 2006 and October 22, 2011.

      The GF Non-Executive Director Share Plan and its amendment are filed herewith as Exhibits 99.(e)(12) and 99.(e)(13) and are incorporated herein by this reference.

      Except as described in this Schedule 14D-9, to Gold Fields knowledge there are no material agreements, arrangements or understandings or actual or potential conflicts of interest between Gold Fields or its affiliates and: (i) the Company, its executive officers, directors or affiliates or (ii) the Offeror, its executive officers, directors or affiliates.

ITEM 4.     THE SOLICITATION OR RECOMMENDATION

      On October 16, 2004, Bernard Swanepoel, Chief Executive Officer of Harmony, telephoned Ian D. Cockerill, Chief Executive Officer of Gold Fields, to put forward an unsolicited merger proposal between Harmony and Gold Fields.

      Following a brief conversation, a facsimile was sent to Mr. Cockerill setting out a brief summary of the Offer. The text of the facsimile is reproduced in full below:

Mr Ian Cockrill (sic)

Gold Fileds Ltd (sic)

16 October 2004

Dear Sirs

The board of Harmony hereby proposes a merger between Harmony and Gold Fields (the “proposed offer”) under which Harmony proposes to acquire the entire issued share capital of Gold Fields in exchange for the issue to Gold Fields shareholders of new shares in Harmony. We are seeking the recommendation and support of the Board of Directors of Gold Fields for the proposed offer.

The proposed offer is subject to conditions normal for a transaction of this type and to the proposed IAMGOLD transaction not proceeding.

The proposed offer will be made on the following basis:

1.	for each Gold Fields share 1.275 new Harmony shares,

2.	for each Gold Fields ADS 1.275 new Harmony ADSs

The proposed offer values the whole of the entire issued ordinary share capital of Gold Fields at approximately R52.9 billion (US$8.1 billion) based on the closing price of R84.41 per Harmony share on the JSE Securities Exchange South Africa (“JSE”) on 14th October 2004.

1.    Undertaking to support the proposed offer

Harmony has received an irrevocable undertaking from Norilsk to accept the proposed offer in respect of 98,467,758 Gold Fields shares, representing approximately 20.03% of the entire issued share capital of Gold Fields.

2.    Rationale for the proposed offer

Pursuant to its ongoing assessment of the various investment opportunities within South Africa and the broader global gold mining industry, Harmony has identified Gold Fields as an attractive merger candidate, with a compelling rationale from an operational and growth perspective.

The proposed offer provides Gold Fields’ shareholders with an upfront premium and will create the leading South African gold mining company and a new super major (sic) in the global gold mining industry.

2.    Timetable (sic)

In view of the proposed transaction between Gold Fields and IAMGOLD, Harmony believes that Gold Fields shareholders should be afforded the opportunity to decide on the merits of the proposed offer as soon as possible. We, therefore, respectfully request your recommendation and support of the proposed offer by 6 pm on Sunday, 17th October 2004.

With kindest regards

/s/ Bernard Swanepoel

Bernard Swanepoel

Chief Executive

     Following receipt of the facsimile, Mr. Cockerill informed Mr. Swanepoel that Harmony had not afforded the Board of Gold Fields sufficient opportunity to evaluate the Offer and that the Board of Gold Fields was not in a position to recommend the Offer to the holders of Gold Fields Shares.

      On October 18, 2004, Harmony publicly announced the Offer and on October 21, 2004, the U.S. Offer commenced.

Board Recommendation

      Your Board, which has been advised by Goldman Sachs International (“Goldman Sachs”) and JPMorgan (“JPMorgan”), believes that Harmony’s proposals do not fully value your Company and therefore recommends that you should take no action in relation to either the Early Settlement Offer or the Subsequent Offer.

      Goldman Sachs and JPMorgan have each furnished an opinion to the Directors to the effect that the exchange ratios are not fair, from a financial point of view, for Gold Fields shareholders and that the offer by Harmony is not reasonable. The letters from Goldman Sachs and JPMorgan are set out in full below.

      You should not sign any documents which Harmony or its advisers send you. If you have given a mandate to a central securities depository participant (“CDSP”), broker, nominee, custodian, trustee or other financial intermediary, you should instruct them to take no action.

      If you have accepted either the Early Settlement Offer or the Subsequent Offer you should withdraw your acceptance by either completing and returning the relevant form of withdrawal or by giving instructions to the CDSP, broker, nominee, custodian, trustee or other financial intermediary that held your Gold Fields Ordinary Shares or ADSs on your behalf to withdraw any securities tendered into the Offer.

      The Offer Response Document of Gold Fields Limited, dated November 3, 2004 (the “Offer Response Document”) has been sent to you and you should read it carefully as it contains further details about the Board’s recommendation and other important information.

Basis for Recommendation

      On October 18, 2004, Harmony announced an unsolicited and hostile proposal to merge with Gold Fields. Harmony is offering to acquire each of your Gold Fields Ordinary Shares in return for 1.275 new Harmony shares and each of your Gold Fields ADSs in return for 1.275 new Harmony ADSs. In accordance with their obligations to act in your best interests, your Board has considered Harmony’s Offer and taken independent financial advice from Goldman Sachs and JPMorgan. The purpose of this discussion is to provide you with your Board’s view on Harmony’s Offer and to communicate the advice that your Board has received.

      It is rare indeed that a hostile takeover bid has combined such a serious threat with such little merit. Harmony’s Offer to acquire Gold Fields is inappropriate in its tactics, and is founded on two baseless propositions: one, that Harmony’s management can run the Gold Fields mines so efficiently that they will more than compensate for the significant dilution inherent to Gold Fields shareholders in the proposal; and two, that the widely supported Gold Fields International transaction with IAMGold Corporation (“IAMGold”) is value destroying to the Gold Fields shareholder. Both arguments are totally flawed and unconvincing and, as a result, the Board of Directors of Gold Fields urges you to reject Harmony’s Offer.

Coercive Offer Structure

      The Harmony proposal consists of two parts. The first part comprises an Early Settlement Offer to acquire up to 34.9% of Gold Fields Shares on the basis of 1.275 Harmony shares (or ADSs) for each Gold Fields Ordinary Share (or ADS). The second part is a Subsequent Offer for the remaining Gold Fields Shares not tendered in the Early Settlement Offer and includes the Gold Fields Ordinary Shares owned by Norilsk. The Subsequent Offer is conditional upon, among other things, Gold Fields shareholders rejecting the proposed transaction with IAMGold.

      Such a two part transaction structure is coercive and would not be permitted under takeover rules in a number of other jurisdictions, including the United Kingdom and Germany. It allows Harmony (with the support of Norilsk) to exercise a degree of control over the Company without successfully bidding for the whole Company, without normal regulatory approvals and without paying a full control premium. The terms of the Norilsk undertaking not to accept the Early Settlement Offer confirm, we believe, that they are acting together in this respect. Furthermore, because of the relatively small number of acceptances that Harmony must obtain in order to exercise its influence, the offer puts excessive power in the hands of a limited number of Gold Fields shareholders with short-term interests to the detriment of the wider Gold Fields shareholder community. This means that you, the loyal Gold Fields shareholder, could be left invested in Gold Fields in circumstances where the Subsequent Offer fails but Harmony together with Norilsk are free to exercise control.

      Your Board believes that the structure of Harmony’s Offer is coercive and contrary to accepted principles of equitable treatment of all shareholders in an offer context. Your Board intends to pursue the protection of your rights through all possible avenues. If Harmony believes that the value proposition is fair to Gold Fields then it should be presented in a form that allows all shareholders, without coercion and with all the necessary information that a full prospectus provides, to evaluate the merits of the Offer.

Harmony’s Offer destroys shareholder value

      The Harmony Offer is dilutive to Gold Fields shareholders based on metrics such as earnings per share, operating cash flow, net present value per share and balance sheet strength.

      Harmony is visibly financially stretched as evidenced by its five successive quarters of headline losses and the fact that its credit rating has been recently downgraded by Fitch Ratings. Harmony’s decrease in cash was Rand 401 million over the three months to September 30, 2004 and a further Rand 923 million over the previous quarter.

      In stark contrast to Harmony, Gold Fields is well-capitalised, operating a sustainable business and generating profits for its shareholders. Given today’s gold price environment, your Board believes Harmony is overvalued compared to Gold Fields and that Harmony’s all-share offer fails sufficiently to reflect this.

      Even if one were to accept that current market prices accurately reflect the relative value of both companies (and as emphasized above, your Board does not), the premium Harmony is offering Gold Fields shareholders is grossly inadequate. Harmony has publicly claimed they are offering a premium of approximately 29% to Gold Fields shareholders. In reality, the actual premium, calculated using the closing prices of each company’s ADSs on the New York Stock Exchange (the “NYSE”) on October 15, 2004, one business day prior to Harmony’s announcement, is a paltry 7% and the premium, calculated using the closing prices of each company’s shares on the JSE one business day prior to Harmony’s announcement is a mere 13%.

Harmony Offer entails significant risk for Gold Fields shareholders

      In addition to significantly undervaluing Gold Fields Shares, Harmony proposes that Gold Fields shareholders accept its shares and not cash. For Gold Fields shareholders this means that the value of what you are being offered is dependent on Harmony’s share price performance during the course of the Offer, the underlying value of the Harmony assets and the future performance of Gold Fields assets under Harmony ownership.

      By launching this hostile Offer, Harmony has not afforded us the ability or the opportunity to adequately determine the true worth of the Harmony assets on your behalf. For example, your Board is concerned by the unexplained differences between Harmony’s claimed reserve position of 62 million ounces as reported in the 2004 Annual Report and the 41 million ounces of reserves stated in the Competent Persons Report (“CPR”) included in Harmony’s South African offer document (Harmony did not make the report available to our US shareholders). Harmony has only undertaken to submit an updated CPR in December 2004, outside the time frame of the Early Settlement Offer.

The future successful performance of Gold Fields’ operations is in danger

      Harmony’s ability to successfully manage Gold Fields assets is questionable. Their asset portfolio comprises a disparate collection of mines and shaft systems sold by larger producers unable to run those mines profitably in the longer term. This is in marked contrast to Gold Fields’ focused portfolio of high quality assets.

      Where Harmony has been successful in reducing costs and extending the lives of mines, its success has often been achieved through a short-term strategy known as “harvesting”. Such activity would be wholly inappropriate at Gold Fields’ mines and would seriously damage our long-term prospects. We believe a number of Harmony’s efforts have been unsuccessful, including the purchase of St. Helena from Gold Fields and the purchase of Elandsrand from AngloGold Limited. Furthermore, we believe Harmony’s legacy of failed international ventures does not bode well for the continued success of Gold Fields’ international operations in Harmony’s hands.

      We believe that Mr. Swanepoel has failed, despite repeatedly being questioned on the subject, to give a satisfactory explanation of how he will deliver the annual Rand 1 billion cost synergies that he has promised to extract from Gold Fields’ operations. Eliminating the Gold Fields head office would cut muscle, not fat, and Gold Fields’ corporate costs are already competitive at less than U.S.$5.00 per ounce. At the operational level our labour rates are comparable with Harmony’s and in similar mining conditions our work force and management outputs are also comparable. On relative terms, we believe Gold Fields has a better track record of keeping cash costs down than Harmony.

Harmony’s management

      We believe Harmony has lost much of their management talent, including some of those people who were responsible for establishing Harmony. Your Board believes that the current Harmony management team is thinly stretched. Harmony’s hostile Offer, if successful, would create a 7.5 million ounce producer. We believe that this already stretched team, even if supported by those Gold Fields personnel who might stay, would be inadequate to manage such a large undertaking with its complex worldwide operations.

      For these reasons the Board of Directors firmly believes that Harmony’s value proposition is unlikely to deliver the superior returns to Gold Fields shareholders that could be achieved through an independent Gold Fields. Looking to the future, we believe that we are well positioned to preserve and create further value.

The Gold Fields International transaction

      Your Board firmly believes that the acquisition of the IAMGold assets at a fair value represents an opportunity to acquire incremental high quality production and reserves, capture an uplift in value for our international assets, and create a platform and currency for further international growth for Gold Fields shareholders. Gold Fields International (as IAMGold is to be renamed) will be controlled and consolidated by Gold Fields through its 70% ownership and arrangements that allow Gold Fields to appoint seven out of the ten Gold Fields International board members. Since the announcement of the Gold Fields International transaction in August 2004 the implied value of Gold Fields’ holding in the enlarged IAMGold has increased by Rand 8.3 billion. This is a strong endorsement by the market of the re-rating and value creation thesis underpinning this initiative. Acceptance of Harmony’s Offer would mean that Gold Fields shareholders and holders of Gold Fields ADSs would be denied the opportunity to take advantage of this exciting development for Gold Fields.

      For the foregoing reasons, your Board reiterates that holders of Gold Fields Ordinary Shares and ADSs should reject the Harmony offer. If you have not tendered or given instruction to tender your Gold Fields Shares, take no further action. If you have tendered or given instructions to tender your Gold Fields Ordinary Shares or ADSs, you should withdraw your acceptance immediately.

      The Offer Response Document is filed herewith as Exhibit 99.(a)(1) and is incorporated herein by reference.

Intent to Tender

      To the Company’s knowledge, none of the Company’s executive officers, directors, affiliates (other than Norilsk) or subsidiaries currently intends to sell or tender for purchase pursuant to the Offer or any Subsequent Offer any Gold Fields Shares held of record or beneficially owned.

Financial Adviser Fairness Opinions

      Set out below in full are the opinions of the financial advisers to the Board of Directors:

JPMorgan

The Board of Directors

Gold Fields Limited
24 St Andrews Road
Parktown
Johannesburg
2193

1 November 2004

For the attention of: Mr Nick Holland

Dear Sirs

HARMONY GOLD MINING COMPANY LIMITED (“HARMONY”)  — PURPORTED OFFER TO ACQUIRE THE ENTIRE ISSUED SHARE CAPITAL OF GOLD FIELDS LIMITED (“GOLD FIELDS”)

On Monday, 18 October 2004, Harmony Gold Mining Company Limited (“Harmony”) announced its intention to make an offer to acquire the entire issued share capital of Gold Fields, subject to the fulfilment of certain conditions precedent, (the “Offer”). Under the Offer, Harmony intends to acquire:

—	all of the issued ordinary shares in Gold Fields (“Gold Fields shares”) for a consideration of 1.275 new ordinary shares in Harmony for every Gold Fields share in respect of which the Offer is accepted (the “Share Exchange Ratio”); and

—	all of the American Depository Shares (“ADS”), each of which represents one Gold Fields share, for a consideration of 1.275 new Harmony shares for each ADS in respect of which the Offer is accepted (the “ADS Exchange Ratio” and, together with the Share Exchange Ratio, the “Offer Consideration”).

Please be advised that while certain provisions of the Offer are summarised above, the terms of the Offer are more fully described in the document published by Harmony on 20 October 2004 (the “Offer Document”). As a result, the description of the Offer and certain other information contained herein is qualified in its entirety by reference to the more detailed information appearing or incorporated by reference in the Offer Document.

JPMorgan plc (“JPMorgan”) has been appointed by the board of directors of Gold Fields (“the Board”) as joint financial advisors with Goldman Sachs International (“GSI “) to advise on the Offer as to how it affects all holders of Gold Fields shares, including, specifically, minority shareholders of such shares.

Our opinion is necessarily based on public information in respect of Gold Fields and Harmony, information made available to us by, and discussions held with, the management of Gold Fields and its legal advisors up to 26 October 2004, advice received from our own legal advisors up to 26 October 2004, and the regulatory, market and other conditions in effect in the Republic of South Africa (“South Africa”) on that date. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or re-affirm this opinion.

JPMorgan has also had regard to the following:

In respect of Gold Fields:

—	publicly available information in respect of Gold Fields including Gold Fields’ stated net debt at 30 June 2004 and the fully diluted number of Gold Fields shares in issue as at 22 October 2004;

—	information provided to us by, and discussions held with, management of Gold Fields, including forecast cash flows and life of mine plans; and

—	discussions held with the legal advisors to Gold Fields who are of the view that having regard, inter alia, to the provisions of the Companies Act, (Act 61 of 1973), as amended, the provisions of the Securities Regulation Code on Takeovers and Mergers and the Competition Act (Act 89 of 1998), as amended, the Offer is unlawful.

—	We have valued Gold Fields:

—	on a discounted cash flow basis; and

—	using other valuation techniques including an analysis of:

—	independent broker reports;

—	comparable trading multiples; and

—	the share price performance of Gold Fields’ shares on the JSE Securities Exchange South Africa (“JSE”).

In respect of Harmony:

—	publicly available information in respect of Harmony, including:

—	the Competent Persons’ report prepared by Steffen, Robertson and Kirsten

—	(South Africa) (Proprietary) Limited (“SRK”) and the report on significant changes

—	to the operations of Harmony prepared by SRK both of which were included in

—	the Offer Document;

—	the annual financial statements of Harmony for the year ended 30 June 2004;

—	Harmony’s stated net debt at 30 June 2004; and

—	the fully diluted number of Harmony shares in issue.

—	We have valued Harmony:

—	on a discounted cash flow basis; and

—	using other valuation techniques including an analysis of:

—	independent broker reports;

—	comparable trading multiples; and

—	the share price performance of Harmony’s shares on the JSE.

In performing such analysis, we have used such valuation methodologies as we have deemed necessary or appropriate for the purposes of this opinion. Our view is based on our consideration of the public information available on Gold Fields as at 26 October 2004, information supplied and discussions held with management of Gold Fields prior to 26 October 2004 and public information available on Harmony as at 26 October 2004.

In particular, it should be noted that JPMorgan has based its valuation on an assumed gold price of R85 000/kg in real terms. Our valuation, and therefore our opinion, is sensitive to changes in the Rand gold price. Our opinion furthermore is also based on advice from our legal advisors to the effect that having regard, inter alia, to the provisions of the Companies Act, (Act 61 of 1973), as amended, the provisions of the Securities Regulation Code on Takeovers and Mergers and the Competition Act (Act 89 of 1998), as amended, the Offer should not be able to be implemented in accordance with its terms.

In regard to the above and in giving our opinion, JPMorgan has assumed and relied upon, without independent verification, the accuracy and completeness of all the information that was publicly available or which was furnished to us, or otherwise reviewed by us for the purpose of this opinion, whether in writing or obtained following discussions with management of Gold Fields. We have not verified the accuracy or completeness of any such information and we have not conducted any evaluation or appraisal of any assets or liabilities, nor have any such evaluations or appraisals been provided to us, accordingly, we have not assumed and do not assume any responsibility or liability therefore. In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of

Gold Fields, to which such analyses or forecasts relate. We have prepared this opinion solely from the information described above and on the basis that there is no additional information that has not been disclosed or furnished to us by Gold Fields or is not in the public domain in respect of Harmony and that could reasonably be expected to either have a material or significant effect on, or be relevant to, our opinion.

Our opinion is necessarily based on economic, market and other conditions as in effect on, the information made available to us as of, and the legal advice received by Gold Fields and by us as at, 26 October 2004. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or re-affirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Offer Consideration and the reasonableness of the Offer, to the shareholders of Gold Fields and we express no opinion as to the underlying decision by the Board to make any recommendation in respect of the Offer to the shareholders of Gold Fields. In particular, we are not expressing any view or opinion, expressly or implicitly, as to the potential future value of Harmony shares. In addition, we have not carried out any due diligence investigations in respect of Harmony.

On the basis of and subject to the aforegoing, it is our opinion, as of the date hereof that the Offer Consideration, does not represent fair value, from a financial point of view, for the shareholders of Gold Fields nor can the Offer be said to be reasonable.

JPMorgan and its Affiliates (collectively, “JPMorgan”) comprise a full service securities firm and a commercial bank engaged in securities trading and brokerage activities, as well as providing investment banking, asset management, financing and financial advisory services and other commercial and investment banking products and services to a wide range of corporations and individuals. As such JPMorgan may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities or senior loans in Gold Fields.

We have acted as joint financial advisors with GSI to the Company with respect to the Offer and will receive a fee from the Company for our services. We have also acted as co-financial advisors to the company in respect of the proposed transaction entered into between Gold Fields and IAMGold Corporation Inc.

This letter has been provided to the Board in connection with and for the purposes of their consideration of the Offer and may not be relied upon for any other purpose, or by any other person. It is being reproduced for shareholders of Gold Fields with our permission but it is not for the benefit of and shall not confer rights or remedies upon, any employee, shareholder or creditor of Gold Fields, or any other person. We are not responsible to any person, other than our client for providing rights and protections which we provide to our clients. This opinion may not be disclosed to any other party save as provided above, without our prior written consent.

Yours faithfully

/s/ Dag Skattum
JPMorgan plc
Name: Dag Skattum
Title: Managing Director

A copy of the opinion of JPMorgan is filed herewith as Exhibit 99.(a)(4).

Goldman Sachs

The Board of Directors

Gold Fields Limited
24 St Andrews Road
Parktown
Johannesburg
2193

Dear Sirs:

PURPORTED OFFER BY HARMONY GOLD MINING COMPANY LIMITED (“HARMONY”) TO ACQUIRE ALL THE ORDINARY SHARES AND AMERICAN DEPOSITARY RECEIPTS OF GOLD FIELDS LIMITED (THE “COMPANY”)

You have requested our opinion as to whether the Exchange Ratios (as defined below) under the purported offer (the “Offer”) by Harmony to acquire:

1.	all the ordinary shares, par value ZAR 0.50 per share, of the Company (the “Gold Fields Shares”) for 1.275 new ordinary shares, par value ZAR 0.50 per share, of Harmony (the “Harmony Shares”) per Gold Fields Share (the “Share Exchange Ratio”); and

2.	all the American Depositary Receipts evidencing American Depositary Shares (each representing one Gold Fields Share) of the Company (the “Gold Fields ADRs”) for 1.275 new American Depositary Receipts evidencing American Depositary Shares (each representing one Harmony Share) of Harmony (the “Harmony ADRs” and, together with the Harmony Shares, the “Harmony Securities”) per Gold Fields ADR (the “ADR Exchange Ratio” and, together with the Share Exchange Ratio, the “Exchange Ratios”), are fair, from a financial point of view, and/or can be said to be reasonable, for the holders of the Gold Fields Shares and the Gold Fields ADRs (together the “Gold Fields Securities”).

This letter containing our opinion relates only to the Offer announced by Harmony on 18 October 2004 and made in the document published by Harmony on 20 October 2004 (the “Offer Document”) and is presented in accordance with Rule 3.1 of the South African Securities Regulation Code and the Rules of the South African Securities Regulation Panel. Our opinion has been prepared at the request of the Board of Directors of the Company pursuant to the rules referred to in the previous sentence.

Goldman Sachs International has been appointed by the Board of Directors of the Company as independent joint advisers with J.P. Morgan plc to advise on the Offer as to how it affects all holders of Gold Fields Securities, including, specifically, minority holders of Gold Fields Securities.

Goldman Sachs International and its affiliates, as part of their investment banking business, are continually engaged in performing financial analysis with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and financial analyses for various purposes. We have acted as co-financial adviser to the Company in connection with (a) the proposed combination of all of Gold Fields’ assets located outside the Southern African Development Community with those of IAMGold Corporation and (b) the Offer. We expect to receive fees for our financial advisory services in connection with the Offer and the Company has agreed to reimburse certain of our expenses and indemnify us against certain liabilities arising out of our engagement. In addition we have provided investment banking services to the Company from time to time and we may provide investment banking services to the Company and/or Harmony in the future. In connection with such investment banking services, we have received, and may receive, compensation in respect thereof.

Goldman Sachs International is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counselling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs International and its affiliates may provide such services to the Company, may actively trade debt and equity securities in the Company, Harmony and their respective affiliates for their own account and for the accounts of customers and may at any time hold long or short positions in Gold Fields Securities and/or Harmony Securities.

In connection with this opinion, we have reviewed, amongst other things:

1.	the financial terms of the Offer as detailed in the Offer Document;

2.	certain annual financial statements of the Company, including the financial statements for the last three years ending 30 June 2004;

3.	certain interim reports of the Company, including the interim report for the three months ending 30 September 2004;

4.	updated Company estimates and internal forecasts resulting from Gold Fields’ Strategic Planning Process last completed on 31 December 2003;

5.	certain financial and stock market information for the Company compared with similar information for certain other companies, the securities of which are trading publicly;

6.	the reported price and trading activity of Gold Fields Securities over the last three years;

7.	certain annual financial statements of Harmony, including the financial statements for the last three years ending 30 June 2004;

8.	certain interim reports of Harmony, including the interim report for the six months ending 30 September 2004;

9.	the Competent Persons’ Report relating to Harmony prepared by Steffen, Robertson and Kirsten (South Africa) (Proprietary) Limited (“SRK”) dated 1 July 2003 and the report on significant changes to the operations of Harmony prepared by SRK dated 23 March 2004, both of which are included in the Offer Document;

10.	certain financial and stock market information for Harmony compared with similar information for certain other companies, the securities of which are trading publicly;

11.	the reported price and trading activity of Harmony Securities over the last three years; and

12.	the financial terms, to the extent publicly available, of certain recent business combinations in the gold and mining sector specifically and in other industries generally including takeovers, mergers, transactions, acquisitions and disposals.

Additionally we have performed such other analyses and valuations and considered such other matters as we deemed appropriate.

We have also (a) reviewed certain internal financial analyses, forecasts and projections for the Company and for Harmony prepared by the senior management of the Company (b) discussed with the senior management of the Company their views on the future prospects of the Company and Harmony (c) reviewed advice provided to the Company from the Company’s legal advisors up to 1 November 2004 and (d) received advice from our own legal advisors up to 1 November 2004.

In particular, it should be noted that we have based our valuations, with your consent, on a gold price assumption of ZAR 85,000/kg in real terms. Our valuations, and therefore our opinion contained in this letter, is sensitive to changes in the ZAR gold price. Our opinion furthermore is also based on advice from our legal advisors to the effect that having regard, inter alia, to the provisions of the Securities Regulation Code on Takeovers and Mergers

and the Competition Act (Act 89 of 1998), as amended, the Offer should not be implemented in accordance with its terms.

Our opinion is necessarily based upon economic, market, regulatory and other conditions as well as on the information made available to us as of the date hereof and we are under no obligation to update our opinion to take account of any change in such conditions or information. We have relied upon, without independent verification, the accuracy and completeness of all of the financial and other information discussed with the Company or reviewed by us and, for the purposes of this opinion, have assumed such accuracy and completeness for the purposes of providing this letter.

With respect to any financial analyses, forecasts or projections, we have assumed that these have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company and Harmony by the senior management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities of the Company or Harmony or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal, other than pursuant to those items numbered 4 and 9 on the previous page.

Our opinion only relates to the Exchange Ratios. We express no opinion as to the underlying decision by the Board of Directors of the Company to make any recommendation to holders of Gold Fields Securities in respect of the Offer. We are not expressing any view or opinion, expressly or implicitly, as to the current or potential future value of Gold Fields Securities or Harmony Securities. Further you have not requested, and we have not carried out, any due diligence on Harmony.

Our advisory services and the opinion expressed herein are for the benefit of the Board of Directors of the Company in connection with its consideration of the Exchange Ratios under the Offer for the holders of Gold Fields Securities. Our opinion is addressed to the Board of Directors of the Company for that purpose. Goldman Sachs International is acting for the Board of Directors of the Company in connection with the Offer and no-one else. Specifically this letter and the opinion contained herein do not constitute a recommendation to any holder of Gold Fields Securities as to whether or not to accept the Offer.

This letter has been provided to the Board of Directors of the Company in connection with and for the purposes of their consideration of the Offer and may not be relied upon for any other purpose, or by any other person. It is being reproduced for holders of Gold Fields Securities with our permission but it is not for the benefit of, and shall not confer rights or remedies upon, any employee or creditor of Gold Fields, any holder of Gold Fields’ Securities or any other person. We are not responsible to any person, other than our client for providing rights and protections which we provide to our clients. This opinion may not be disclosed to any other party save as provided above, without our prior written consent.

Based upon, and subject to, the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratios are not fair, from a financial point of view, nor can the Offer be said to be reasonable for the holders of Gold Fields Securities.

Yours faithfully

Goldman Sachs International
/s/ Nigel Robinson
Managing Director

A copy of the opinion of Goldman Sachs is filed herewith as Exhibit 99.(a)(5).

ITEM 5.     PERSON/ ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

      Goldman Sachs and JPMorgan were retained as financial advisors in connection with the Offer. The Company has agreed to pay each of Goldman Sachs and JPMorgan customary and performance related fees for such services; to reimburse them for all expenses; and to indemnify them and certain related persons against certain liabilities, including liabilities under federal securities laws, relating to or arising out of their respective engagements.

      Goldman Sachs and JPMorgan, and their respective affiliates, in the past have provided, and in the future may provide, investment banking and financial services to the Company, for which services they have received, and would expect to receive, compensation. In the ordinary course of business, each of the financial advisors and their respective affiliates may actively trade or hold securities of Gold Fields or Harmony for its own account or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

      The Company has retained Innisfree M&A Incorporated (“Innisfree”) as the U.S. information agent and proxy solicitation agent with respect to the Offer. The Company has agreed to pay Innisfree reasonable customary compensation for its services and reimbursement of out-of-pocket expenses in connection therewith. The Company has also agreed to indemnify Innisfree against certain liabilities arising out of or in connection with the engagement.

      Computershare Investor Services 2004 (Proprietary) Limited (“Computershare”) has been retained as the information agent and transfer agent in South Africa with respect to the Offer. The Company has agreed to pay Computershare reasonable customary compensation for its services and reimbursement of out-of-pocket expenses in connection therewith. The Company has also agreed to indemnify Computershare against certain liabilities arising out of or in connection with the engagement.

      The Bank of New York, as depositary (“BoNY”) under the Deposit Agreement dated as of February 2, 1998, and as amended and restated as of May 21, 2002, among Gold Fields, BoNY and the owners and beneficial owners of the Gold Fields ADRs (the “Deposit Agreement”), has been requested to provide certain services to Gold Fields in connection with its ADR program.

      The Company has retained Brunswick Group LLP (“Brunswick”) as its public relations advisor in connection with the Offer. The Company has agreed to pay customary compensation for such services and to reimburse Brunswick for its out-of-pocket expenses arising out of or in connection with the engagement. The Company has also agreed to indemnify Brunswick against certain liabilities arising out of or in connection with the engagement.

      Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to holders of Gold Fields Shares concerning the Offer.

ITEM 6.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY

      No transactions in the Gold Fields Shares have been effected during the past 60 days by the Company or, to the Company’s knowledge, any of the Company’s directors, executive officers, affiliates or subsidiaries.

ITEM 7.     PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Transaction with IAMGold Corporation

      On September 30, 2004, Gold Fields, Gold Fields Ghana Holdings Limited (“Gold Fields Ghana”), GF Guernsey and IAMGold signed a definitive agreement (the “Gold Fields International Agreement”) pursuant to which, subject to, inter alia, the conditions precedent set out below, all assets owned by Gold Fields’ subsidiaries, which assets are located outside the Southern African Development Community (“SADC”), would be combined with the assets of IAMGold. IAMGold will, subject to adjustment, issue to Gold Fields or its subsidiaries 351,690,218 fully paid and non-assessable common shares of IAMGold (the “Consideration Shares”), which will result in Gold Fields owning, directly or indirectly, approximately 70% of the fully diluted equity of the enlarged company. In addition, immediately before completion, which is expected to be prior to the end of 2004 or early in 2005, IAMGold shareholders, registered as such on a record date, which will be a date shortly before completion, will receive a special cash dividend of C$0.50 per IAMGold share (collectively, the “IAMGold Transaction”).

Description of the IAMGold Transaction

      The Gold Fields International Agreement provides for the transfer by Gold Fields’ subsidiaries to IAMGold or its subsidiaries of:

•	an indirect 100% ownership interest in the St. Ives and Agnew gold mines in Australia;

•	an indirect 71.1% ownership interest in the Tarkwa and Damang gold mines in Ghana;

•	the Arctic Platinum Project, an advanced development project in Finland in which Gold Fields’ subsidiaries have a 100% interest;

•	an indirect 80.7% economic interest and 92% voting interest in the Cerro Corona development project in Peru, the acquisition of which is subject to completion;

•	all of the working capital (comprising cash, cash equivalents and receivables owing by trade debtors, less payables owed to trade creditors) of GF Guernsey and Gold Fields Ghana; and

•	a portfolio of other exploration properties, cash and investments

         (collectively, the “Acquired Interests”).

      The consideration for the Acquired Interests will consist of 351,690,218 fully paid and non-assessable common shares of IAMGold ranking pari passu with the existing common shares in issue. Based on IAMGold’s volume weighted average trading share price over the 20 trading days prior to August 11, 2004, the date on which Gold Fields and IAMGold first announced the IAMGold Transaction, these common shares had a market value of approximately U.S.$2.1 billion. The number of common shares to be issued will be subject to adjustment based on the total net cash contributed by Gold Fields to the acquired companies and the vendors thereof from June 24, 2004, through to completion of the IAMGold Transaction. This adjustment will be made based on the 20 business day volume weighted average trading price of the IAMGold shares prior to closing and is capped at U.S.$50 million. Following completion of the IAMGold Transaction, IAMGold will be constituted a listed subsidiary of Gold Fields.

      Immediately before completion, IAMGold shareholders who are registered as such on a record date, which will also be a date shortly before completion, will receive a special cash dividend of C$0.50 per IAMGold share.

      Upon completion of the IAMGold Transaction, IAMGold will be renamed “GOLD FIELDS INTERNATIONAL LIMITED” (“Gold Fields International”) and will become the international growth vehicle (outside of the SADC region) for Gold Fields.

      Gold Fields will retain its existing primary listing in South Africa on the JSE and listings outside of South Africa on the NYSE and certain other international exchanges.

      The IAMGold Transaction provides for a U.S.$20 million (approximately Rand 129 million at the Rand/U.S. dollar exchange rate prevailing on September 29, 2004) break fee payable under certain conditions.

      Subject to approval of the holders of Gold Fields Shares (voting in person or by proxy) at the extraordinary general meeting scheduled for December 7, 2004 (the “EGM”), the completion and effective date of the IAMGold Transaction is expected to be prior to the end of 2004 or early in 2005.

      Upon completion, Gold Fields International will be a subsidiary of Gold Fields and Gold Fields is required to retain a controlling interest in Gold Fields International going forward. In this regard, Gold Fields has undertaken that, for so long as required by any South African regulatory authority, it will retain a minimum shareholding of 50.1% in Gold Fields International. Upon completion of the IAMGold Transaction, Gold Fields will be contractually precluded from selling part of its shareholding in Gold Fields International unless it sells its entire shareholding.

      In order to satisfy certain conditions of the South African Reserve Bank – Exchange Control Division (“SARB”) to granting its approval of the IAMGold Transaction (further described below), IAMGold has agreed to provide Gold Fields with anti-dilution rights. These rights include pre-emptive rights that enable Gold Fields and its affiliates to purchase as many shares of Gold Fields International as is necessary to maintain beneficial ownership of not less than 50.1% (or such lesser percentage as may be required or permitted from time to time by the SARB) of the outstanding common shares of Gold Fields International on a fully diluted basis from time to time. The anti-dilution rights entitle Gold Fields to maintain its ownership interest from time to time by participating in any issuance of Gold Fields International equity securities for cash at the same price as other purchasers. In the case of a non-cash issuance, Gold Fields is entitled to participate to the extent necessary to enable it to maintain its interest at 50.1% (or such lesser percentage as may be permitted by the SARB) at a cash price equal to the prevailing market price or fair value of the securities being offered. The anti-dilution rights also restrict Gold Fields International’s ability to issue shares in circumstances where shareholder approval is required, and has not been obtained, prior to the exercise of Gold Fields’ pre-emptive rights.

      The IAMGold Transaction is subject to, inter alia, the following principal conditions precedent:

•	the approval, to the extent necessary, of any regulatory authorities having jurisdiction over the IAMGold Transaction, including the JSE and Canadian securities regulators;

•	the approval by a majority vote of the holders of Gold Fields Shares (voting in person or by proxy) at the EGM to be held to approve the IAMGold Transaction;

•	the approval by a majority of shareholders of IAMGold (voting in person or by proxy) at the special meeting of shareholders to be held to approve the IAMGold Transaction;

•	the listing of the Consideration Shares of IAMGold on the Toronto Stock Exchange (“TSX”) and the NYSE (or, failing the New York Stock Exchange (the “NYSE”), the American Stock Exchange (“AMEX”)) and confirmation from the TSX and NYSE/ AMEX that the Consideration Shares will not be subject to escrow arrangements;

•	obtaining third party consents and releases from certain guarantees and obligations of Gold Fields and its subsidiaries (other than the Acquired Interests) in respect of the Acquired Interests, releases from certain cross-guarantees and obligations flowing from the Acquired Interests in favour of Gold Fields or its subsidiaries other than the Acquired Interests and the consent of Mvelaphanda Resources Limited (“Mvela Resources”) to the assignment of Gold Fields’ exploration rights outside of SADC;

•	no person having acquired beneficial ownership of 20% or more of IAMGold’s outstanding common shares prior to completion of the IAMGold Transaction;

•	IAMGold entering into an agreement granting to Gold Fields the anti-dilution rights described above as of completion;

•	the absence of any changes, effects, occurrences or states of facts, other than those affecting the economy and markets generally (including changes to the gold price and currency exchange rates), that, either individually or in the aggregate, have or would reasonably be expected to have a material adverse effect on the Acquired Interests or IAMGold; and

•	obtaining all necessary governmental consents for the IAMGold Transaction.

Board appointments

      Following the completion of the IAMGold Transaction, Gold Fields International will have ten directors, seven of whom will be nominated by Gold Fields and three of whom will be nominated by IAMGold. Subject to formal process, it is anticipated that Gordon R. Parker, a non-executive director of Gold Fields, will become Chairman of Gold Fields International and resign from the current Gold Fields Board. Mr. Parker is the former Chairman and Chief Executive Officer of Newmont Mining. Similarly, Christopher Thompson will resign from his post as Chairman of Gold Fields to become President and Chief Executive Officer of Gold Fields International. William Pugliese, currently Chairman of IAMGold, will become deputy Chairman of Gold Fields

International. Other key appointments to the management of Gold Fields International will include John Munro as Chief Operating Officer, Craig Nelsen as Executive Vice President, Exploration and Development, James Komadina as Senior Vice President, Projects, Jim Aronstein as General Counsel and Grant Edey as Senior Vice President, Finance. Messrs. Munro and Nelsen will resign from their current positions with Gold Fields at completion. The Gold Fields’ nominees to the board of Gold Fields International will include Ian Cockerill and Nicholas Holland, currently Chief Executive Officer and Chief Financial Officer, respectively, of Gold Fields. Alan Wright, currently Deputy Chairman of Gold Fields, is anticipated to succeed Mr. Thompson as Chairman of Gold Fields.

      Upon completion of the IAMGold Transaction, Gold Fields and Gold Fields International will enter into a relationship agreement to govern their ongoing relationship, including the treatment of potential corporate opportunities and conflicts of interest, and to provide for independent committees to oversee the agreement.

      Gold Fields shareholder circular relating to the IAMGold Transaction, dated October 29, 2004 (the “IAMGold Circular”), is filed herewith as Exhibit 99.(a)(6) and is hereby incorporated herein by this reference.

      The Gold Fields International Agreement is filed herewith as Exhibit 99.(a)(7) and is hereby incorporated herein by this reference.

Mvelaphanda Agreements

      On March 8, 2004, shareholders of both Gold Fields and Mvela Resources voted in favor of all shareholder resolutions necessary to implement a transaction whereby Mvelaphanda Gold (Proprietary) Limited (“Mvela Gold”), a wholly-owned subsidiary of Mvela Resources, will acquire a 15% beneficial interest in the South African gold mining assets of Gold Fields, including the Beatrix, Driefontein and Kloof mines for a cash consideration of Rand 4.1 billion (the “Mvela Transaction”).

      The Mvela Transaction was subject to certain conditions precedent and was to be implemented, inter alia, by way of a Covenants Agreement between Gold Fields, Mvela Resources, Lexshell 579 Investments (Proprietary) Limited (“Lexshell”) and Newshelf 706 Limited (“Newshelf”), dated November 26, 2003 (the “Covenants Agreement”), and a Subscription and Share Exchange Agreement among Lexshell, Newshelf and Gold Fields, dated December 11, 2003 (the “Subscription and Exchange Agreement”).

      All conditions precedent to the Mvela Transaction were fulfilled following the completion by Mvela Resources of a domestic and international private placement on March 15, 2004 (the “Private Placement”). Following completion of the Private Placement, Mvela Gold advanced a loan of Rand 4.1 billion (“GFI-SA Loan”) under an existing loan agreement to GFI Mining South Africa (Proprietary) Limited (formerly Newshelf, “GFI-SA”), a wholly-owned subsidiary of Gold Fields, on March 17, 2004. The GFI-SA Loan consisted of commercial bank debt of approximately Rand 1.3 billion, mezzanine finance of Rand 1.1 billion (which included Rand 200 million of redeemable preference shares in Micawber 325 (Pty) Limited subscribed for by Gold Fields) and the balance of approximately Rand 1.7 billion raised by the Private Placement (which included Rand 100 million of equity in Mvela Resources subscribed for by Gold Fields as part of the Private Placement). By the end of five years, the GFI-SA Loan will be repaid by GFI-SA and Mvela Gold will subscribe for 15% of the share capital of GFI-SA.

      The proceeds of the GFI-SA Loan have been applied towards settling Rand 4.1 billion of the Rand 4.7 billion payable by GFI-SA to Beatrix Mining Ventures Limited, Driefontein Consolidated (Pty) Limited and Kloof Gold Mining Company Limited following implementation of the internal reorganisation pursuant to which GFI-SA has acquired the gold mining assets of these companies as well as ancillary assets.

      In addition, pursuant to the Share Exchange Agreement, commencing one year after the subscription by Mvela Gold for the GFI-SA shares, Gold Fields and Mvela Gold will be entitled to require the exchange of the GFI-SA shares for Gold Fields Ordinary Shares of an equivalent value based on an exchange ratio equal to 15% of a discounted cash flow calculation as applied to GFI-SA’s operations divided by the same calculation as applied to Gold Fields’ operations, with certain adjustments. In the event that the parties do not agree on the number of Gold Fields Ordinary Shares to be issued to Mvela Gold in such exchange, then the exchange ratio will be determined by an independent merchant bank or investment bank appointed by the parties.

      The Covenants Agreement is filed herewith as Exhibit 99.(a)(8), the Subscription and Exchange Agreement is filed herewith as Exhibit 99.(a)(9) and the GFI-SA Loan agreement is filed herewith as Exhibit 99.(a)(10). Each of the Covenants Agreement, the Subscription and Exchange Agreement and the GFI-SA Loan are incorporated herein by this reference.

      Tokyo M.G. Sexwale and Bernard R. van Rooyen, non-executive directors of Gold Fields, are the Chairman of the Board and a director of Mvela Resources, respectively.

      Except as set forth in this Schedule 14D-9, the Company is not currently undertaking or engaged in any negotiation in response to the Offer that relates to (i) a tender offer for or other acquisition of securities by or of the Company, any subsidiary of the Company or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; or (iv) any material change in the indebtedness, present capitalization or dividend policy of the Company.

      Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of Gold Fields’ Board of Directors, agreements in principle or signed agreements in response to the Offer that relate to or would result in one or more of the events referred to in the immediately preceding paragraph.

ITEM 8.     ADDITIONAL INFORMATION TO BE FURNISHED

Legal Proceedings

      On October 20, 2004, Gold Fields submitted a request to the SRP, requesting that it rule that (i), under South African law, Norilsk is a “concert party” with Harmony in connection with the Offers, (ii) the SRP has jurisdiction over the Early Settlement Offer as it is effectively an offer for 54.9% of Gold Fields Shares and (iii) the Early Settlement Offer and the Subsequent Offer are in effect one composite transaction and should be extended the same terms and conditions, particularly as to settlement, and be subject to the same conditions precedent.

      On October 26, 2004, Gold Fields launched an application in the Competition Tribunal of South Africa requesting, inter alia, an urgent temporary interdict to prevent the implementation of the Early Settlement Offer on the grounds that it comprises a merger that is notifiable under and in terms of the South African Competition Act, 89 of 1998 (as amended), and, as such, under Section 13A(3) of that Act, may not be implemented prior to notification to and approval from the South African competition authorities. The application to the Competition Tribunal of South Africa, including a Notice of Motion and Founding Affidavit, is filed herewith as Exhibit 99.(a)(12) and is incorporated herein by this reference.

      On October 28, 2004, Gold Fields filed an application to the High Court of South Africa requesting a declaration that the Offer, in respect of the offer of new Harmony shares, is unlawful, together with an interdict to prevent the implementation of the Offer as the result of Harmony’s failure to accompany the launch of such offer with a registered prospectus complying with the requirements of the Companies Act (of South Africa) as amended, as required by Section 145 of that Act. The Application to the High Court of South Africa is filed herewith as Exhibit 99.(a)(13) and is incorporated herein by this reference.

Shareholder Communications

      On November 3, 2004, Gold Fields made the following public communications:

•	Gold Fields released an announcement advising that the Offer Response Document has been published and that holders of Gold Fields Shares should reject the Offer. A copy of the announcement has been filed herewith as Exhibit 99.(a)(14) and is hereby incorporated herein by this reference.

•	Gold Fields placed an advertisement in a number of publications recommending that holders of Gold Fields Shares reject the Offer. A copy of the advertisement has been filed herewith as Exhibit 99.(a)(15) and is hereby incorporated herein by this reference.

•	Gold Fields gave a presentation in connection with the publication of its recommendation to reject the Offer and the Offer Response Document. A copy of the presentation has been filed herewith as Exhibit 99.(a)(16) and is hereby incorporated herein by this reference.

•	Question and Answers with Ian Cockerill about the Offer were published. A copy of the Questions and Answers transcript is filed herewith as Exhibit 99.(a)(17) and is hereby incorporated herein by this reference.

•	Questions and Answers with Nicholas Holland about the Offer were published. A copy of the Questions and Answers transcript is filed herewith as Exhibit 99.(a)(18) and is hereby incorporated herein by this reference.

•	A letter was sent to Harmony Shareholders, dated November 3, 2004. A copy of the letter is filed herewith as Exhibit 99.(a)(11) and is hereby incorporated herein by this reference.

Forward-Looking Statements

      This Schedule 14D-9 contains forward-looking statements with respect to Gold Fields’ financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this presentation that are not historical facts are “forward-looking statements”.

      These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in this presentation, are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this Schedule 14D-9, the Offer Response Document, the IAMGold Circular and Gold Fields’ Annual Report on Form 20-F for the financial year ended June 30, 2003.

      Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: the success of the proposed merger with IAMGold Corporation; overall economic and business conditions in South Africa, Ghana, Australia and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions; the success of exploration and development activities; decreases in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labor disruptions; availability, terms and deployment of capital; changes in relevant government regulations, particularly environmental regulations and potential new legislation affecting mining and mineral rights; fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies; and political instability in South Africa, Ghana and regionally.

      Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this Schedule 14D-9 or to reflect the occurrence of unanticipated events.

ITEM 9.     EXHIBITS.

Exhibit		Description

99	.(a)(1)	Offer Response Document of Gold Fields Limited, dated November 3, 2004
99	.(a)(2)	Form of Withdrawal with respect to Gold Fields Ordinary Shares
99	.(a)(3)	Form of Withdrawal with respect to Gold Fields American Depositary Shares
99	.(a)(4)	Opinion of J.P. Morgan plc
99	.(a)(5)	Opinion of Goldman Sachs International
99	.(a)(6)	Shareholder Circular of Gold Fields Limited, dated October 29, 2004
99	.(a)(7)	Agreement amongst Gold Fields Limited, Gold Fields Ghana Holdings Limited, Gold Fields Guernsey Limited and IAMGold Corporate, dated September 30, 2004
99	.(a)(8)*	Covenants Agreement between Gold Fields Limited, Mvelaphanda Resources Limited, Lexshell 579 Investments (Proprietary) Limited and Newshelf 706 Limited, dated November 26, 2003
99	.(a)(9)*	Subscription and Share Exchange Agreement amongst Lexshell 579 Investments (Proprietary) Limited, GFL Mining South Africa Limited and Gold Fields Limited, dated December 11, 2003
99	.(a)(10)*	GFI-SA Loan Agreement amongst Lexshell 579 Investments (Proprietary) Limited, First Rand Bank Limited, GFI Mining South Africa Limited, Gold Fields Limited, Gold Fields Australia Pty Limited and Gold Fields Guernsey Limited, dated December 11, 2003
99	.(a)(11)	Letter to shareholders of Harmony Gold Mining Limited, dated November 3, 2004
99	.(a)(12)	Application to the Competition Tribunal of South Africa, including a Notice of Motion and Founding Affidavit, dated October 26, 2004
99	.(a)(13)	Application to the High Court of South Africa, dated October 28, 2004
99	.(a)(14)	Announcement advising that the Offer Response Document has been published and that holders of Gold Fields Shares should reject the Offer, dated November 3, 2004
99	.(a)(15)	Advertisement recommending that holders of Gold Fields Shares reject the Offer, dated November 3, 2004
99	.(a)(16)	Presentation given by Gold Fields in connection with the publication of its recommendation to reject the Offer and the Offer Response Document, dated November 3, 2004
99	.(a)(17)	Questions and answers with Ian Cockerill, dated November 3, 2004
99	.(a)(18)	Questions and answers with Nicholas Holland, dated November 3, 2004
99	.(e)(1)	Agreement between Ian D. Cockerill and Gold Fields Guernsey Limited, effective March 1, 2004
99	.(e)(2)	Service Agreement between Ian D. Cockerill and GFL Mining Services Limited, effective March 1, 2004
99	.(e)(3)	Agreement between Nicholas J. Holland and Gold Fields Guernsey Limited, effective March 1, 2004
99	.(e)(4)	Service Agreement between Nicholas J. Holland and GFL Mining Services Limited, effective March 1, 2004
99	.(e)(5)	Agreement between John A. Munro and Gold Fields Guernsey Limited, effective March 1, 2004
99	.(e)(6)	Service Agreement between John A. Munro and GFL Mining Services Limited, effective March 1, 2004
99	.(e)(7)	Employment Agreement between Craig J. Nelsen and Gold Fields Exploration, Inc., as amended, effective May 1, 2003
99	.(e)(8)	Service Agreement between Michael J. Prinsloo and GFI Mining South Africa (Pty) Limited, effective March 1, 2004
99	.(e)(9)†	The GF Management Incentive Scheme, adopted November 10, 1999
99	.(e)(10)	Deed of Amendment to the GF Management Incentive Scheme between Gold Fields Limited and Tokyo Mosima Gabriel Sexwale and Gordon Rae Parker, adopted May 4, 2001
99	.(e)(11)	Second Deed of Amendment to the GF Management Incentive Scheme between Gold Fields Limited and Tokyo Mosima Gabriel Sexwale and Gordon Rae Parker, adopted October 31, 2001

Exhibit		Description

99	.(e)(12)†	The GF Non-Executive Director Share Plan, adopted October 31, 2000
99	.(e)(13)	Deed of Amendment to the GF Non-Executive Share Plan, adopted December 6, 2002

*	Incorporated by reference to the Annual Report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 29, 2003.

†	Incorporated by reference to the Registration Statement on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ NICHOLAS J. HOLLAND

Name: Nicholas J. Holland
Title: Executive Director and Chief Financial Officer
Date: November 3, 2004

EXHIBIT INDEX

Exhibit		Description

99	.(a)(1)	Offer Response Document of Gold Fields Limited, dated November 3, 2004
99	.(a)(2)	Form of Withdrawal with respect to Gold Fields Ordinary Shares
99	.(a)(3)	Form of Withdrawal with respect to Gold Fields American Depositary Shares
99	.(a)(4)	Opinion of J.P. Morgan Chase plc
99	.(a)(5)	Opinion of Goldman Sachs International
99	.(a)(6)	Shareholder Circular of Gold Fields Limited, dated October 29, 2004
99	.(a)(7)	Agreement amongst Gold Fields Limited, Gold Fields Ghana Holdings Limited, Gold Fields Guernsey Limited and IAMGold Corporate, dated September 30, 2004
99	.(a)(8)*	Covenants Agreement between Gold Fields Limited, Mvelaphanda Resources Limited, Lexshell 579 Investments (Proprietary) Limited and Newshelf 706 Limited, dated November 26, 2003
99	.(a)(9)*	Subscription and Share Exchange Agreement amongst Lexshell 579 Investments (Proprietary) Limited, GFL Mining South Africa Limited and Gold Fields Limited, dated December 11, 2003
99	.(a)(10)*	GFI-SA Loan Agreement amongst Lexshell 579 Investments (Proprietary) Limited, First Rand Bank Limited, GFI Mining South Africa Limited, Gold Fields Limited, Gold Fields Australia Pty Limited and Gold Fields Guernsey Limited, dated December 11, 2003
99	.(a)(11)	Letter to shareholders of Harmony Gold Mining Limited, dated November 3, 2004
99	.(a)(12)	Application to the Competition Tribunal of South Africa, including a Notice of Motion and Founding Affidavit, dated October 26, 2004
99	.(a)(13)	Application to the High Court of South Africa, dated October 28, 2004
99	.(a)(14)	Announcement advising that the Offer Response Document has been published and that holders of Gold Fields Shares should reject the Offer, dated November 3, 2004
99	.(a)(15)	Advertisement recommending that holders of Gold Fields Shares reject the Offer, dated November 3, 2004
99	.(a)(16)	Presentation given by Gold Fields in connection with the publication of its recommendation to reject the Offer and the Offer Response Document, dated November 3, 2004
99	.(a)(17)	Questions and answers with Ian Cockerill, dated November 3, 2004
99	.(a)(18)	Questions and answers with Nicholas Holland, dated November 3, 2004
99	.(e)(1)	Agreement between Ian D. Cockerill and Gold Fields Guernsey Limited, effective March 1, 2004
99	.(e)(2)	Service Agreement between Ian D. Cockerill and GFL Mining Services Limited, effective March 1, 2004
99	.(e)(3)	Agreement between Nicholas J. Holland and Gold Fields Guernsey Limited, effective March 1, 2004
99	.(e)(4)	Service Agreement between Nicholas J. Holland and GFL Mining Services Limited, effective March 1, 2004
99	.(e)(5)	Agreement between John A. Munro and Gold Fields Guernsey Limited, effective March 1, 2004
99	.(e)(6)	Service Agreement between John A. Munro and GFL Mining Services Limited, effective March 1, 2004
99	.(e)(7)	Employment Agreement between Craig J. Nelsen and Gold Fields Exploration, Inc., as amended, effective May 1, 2003
99	.(e)(8)	Service Agreement between Michael J. Prinsloo and GFI Mining South Africa (Pty) Limited, effective March 1, 2004
99	.(e)(9)†	The GF Management Incentive Scheme, adopted November 10, 1999
99	.(e)(10)	Deed of Amendment to the GF Management Incentive Scheme between Gold Fields Limited and Tokyo Mosima Gabriel Sexwale and Gordon Rae Parker, adopted May 4, 2001
99	.(e)(11)	Second Deed of Amendment to the GF Management Incentive Scheme between Gold Fields Limited and Tokyo Mosima Gabriel Sexwale and Gordon Rae Parker, adopted October 31, 2001

i

Exhibit		Description

99	.(e)(12)†	The GF Non-Executive Director Share Plan, adopted October 31, 2000
99	.(e)(13)	Deed of Amendment to the GF Non-Executive Share Plan, adopted December 6, 2002

*	Incorporated by reference to the Annual Report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 29, 2003.

†	Incorporated by reference to the Registration Statement on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002.

ii